

September 27, 2024

Michael Sutcliff
Chief Executive Officer and President
Thoughtworks Holding, Inc.
200 East Randolph Street, 25th Floor
Chicago, Illinois 60611

> **Re: Thoughtworks Holding, Inc.**
> **Schedule 13E-3 filed September 3, 2024**
> **File No. 5-93398**
> **Preliminary Information Statement filed September 3, 2024**
> **File No. 1-40812**
> **Filed by Thoughtworks Holding, Inc., et al.**

Dear Michael Sutcliff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3; PREM14C filed September 3, 2024

General

1. We note the Schedule 13D filed on August 7, 2024, by Turing Equity Co. II, LLP and Apax IX G.P. Co, Ltd. The box on the cover page is checked to indicate that the filers previously filed a Schedule 13G and are filing a Schedule 13D under Rules 13d-1(e), 13d-1(f) or 13d-1(g). Since Apax submitted proposals to acquire the Company as early as March 16, 2023, please advise in your response letter why the Schedule 13D was not filed until August 2024.

2. Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require the Company to state whether it believes that the Rule 13e-3 transaction is fair or unfair to "unaffiliated security holders," as defined in Exchange Act Rule 13e-3(a)(4). We note your disclosure in the introduction to Schedule 13E-3 and throughout the information statement that the

Company Board "determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and *the Company's stockholders, including the Unaffiliated Stockholders*" (emphasis added). It appears that the term "Unaffiliated Stockholders," as defined on page 26 of the information statement, may include directors and officers of the Company who are not otherwise affiliated with Topco, Parent, Merger Sub, the Significant Stockholder, the Apax Entities, and the Management Rollover Stockholders, even though those individuals are considered affiliates of the Company under Rule 13e-3(a)(1). To the extent the phrase "Unaffiliated Stockholders" applies to such persons, disclosure regarding the fairness determination of the Company Board and other filing persons with respect to the phrase "Unaffiliated Stockholders" may not necessarily satisfy Item 8 of Schedule 13E-3, and the disclosure must speak strictly to fairness of the Merger to unaffiliated security holders. Please revise the introduction to Schedule 13E-3 and throughout the information statement to articulate whether the filing persons believe that the Merger is fair to unaffiliated security holders, or advise. In addition, to the extent you continue to use defined terms, please include their definition where first used in the information statement.

3.   See comment above. We also note the use of the terms "Unaffiliated Stockholders" and "unaffiliated security holders," which seem to have different definitions, in the introduction to Schedule 13E-3 and throughout the information statement, possibly interchangeably while, in other parts, only one of them is used without the other. In addition, on page 6 of the information statement, you state the following: "In its evaluation of the fairness of the Transactions to the Unaffiliated Stockholders, the Special Committee considered the fairness of the Transactions to the Company's 'unaffiliated security holders,' as such term is defined under Rule 13e-3 under the Exchange Act, *that are also Unaffiliated Stockholders*" (emphasis added). While "unaffiliated security holders," as defined under Rule 13e-3, may also be "Unaffiliated Stockholders," the opposite does not seem to be true. In this regard, to avoid confusion, please revise throughout the filings to clarify that the definitions of the two terms are not identical and remove the implication that they are comprised of the same persons, and/or consider consolidating the two terms for consistency.

4.   We note your disclosure in Schedule 13E-3 that Item 12(d) is "[n]ot applicable." In this respect, please revise to disclose, to the extent not already discussed, whether or not any executive officer, director or affiliate of the Company (or any person specified in Instruction C to the schedule) currently intends to sell in the merger subject securities owned or held by that person. Refer to Item 1012(d) of Regulation M-A.

5.   We note the first use of the term "TSR" on page 4, and the first use of the terms "Antitrust Laws" and "FDI Laws" on page 7 of the information statement. Please define the terms or refer the shareholders to where the definitions of such terms are located earlier in the filing.

Special Factors, page 16

6.   We note that a presentation by Lazard dated "June 4, 2024" is described as one of the attached exhibits on page 39. However, no summary is provided under this section on page 21 as to Lazard's presentation on that date. Please revise to provide a reasonably

detailed description of such presentation that satisfies the requirements of Item 1015 of Regulation M-A.

7.   We note the following disclosure on page 25 and similar disclosure throughout the information statement: "The Lazard representatives then orally rendered Lazard's opinion, which was subsequently confirmed by delivery of its written opinion dated August 4, 2024, that, as of such date, based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard's written opinion, the Per Share Price to be paid to *holders of Company Common Stock* that is issued and outstanding as of immediately prior to the Effective Time (*other than the Excluded Holders*) was fair, from a financial point of view, *to such holders of Company Common Stock*" (emphasis added). We also note that, according to your disclosure on page 6, "Excluded holders" comprise of "holders of Owned Company Shares or Dissenting Company Shares" and "any direct or indirect securityholder, partner or member of Parent or Merger Sub as of the Effective Time." Thus, it appears that "holders of Company Common Stock" include certain affiliated security holders. Please address how any filing person relying on the Lazard opinion was able to reach the fairness determination as to the unaffiliated security holders given that the fairness opinion addressed fairness with respect to unaffiliated and certain affiliated security holders together, rather than all security holders unaffiliated with the Company. See also comments above regarding the definitions of "Unaffiliated Stockholders" and "unaffiliated security holders."

Special Factors, page 16

8.   We note that Goldman Sachs served as the financial advisor to Apax concerning this transaction and participated in the negotiations leading up to this going-private transaction. Note that any reports (whether oral or written) provided by Goldman to any filing party that are materially related to this going-private transaction must be summarized in considerable detail in the Information Statement. See Item 9 of Schedule 13E-3. Any written materials should be filed as an exhibit to the Schedule 13E-3. Finally, the information required by Item 1015(b) of Regulation M-A should be provided as to Goldman. Please revise or advise.

Recommendation of the Company Board; Reasons for the Merger, page 29

9.   Refer to the disclosure at the bottom of page 29. Revise to clarify that the factors listed include all material factors considered by the Board in reaching its fairness determination. The current disclosure indicates that "the Company Board considered a number of factors, including the following material factors that weighed in favor of the Merger, which are not intended to be exhaustive . . . ."

10. Refer to the following disclosure at the bottom of page 30: "The Company Board, on behalf of the Company, believes, based on the factors described in this Information Statement, that the Merger is fair to the Company's 'unaffiliated security holders.' as such term is defined in Rule 13e-3 under the Exchange Act." See our comment above regarding the need to standardize the use of the term "unaffiliated security holders" as used throughout the information statement. In addition, revise the vague reference "the factors described in this Information Statement" to specify which factors are referenced.

Summary of Lazard Financial Analysis, page 33

11.   Many of the analyses performed by Lazard and described in this section yielded a per share value for the Shares in excess of the Per Share Price of $4.40 being paid in the Merger. For example, the discounted cash flow analyses performed using both the April and June Forecasts provided by management resulted in an imputed value range in excess of $4.40, as did the minority squeeze-out premiums paid analysis and the technology and IT services premia paid analysis. Please expand the discussion here to explain how Lazard arrived at its fairness determination by weighting certain analyses over others.

Other Presentations by Lazard, page 38

12.   Please confirm whether or not Lazard has expressly provided written permission for their presentations to be provided in the information statement and Schedule 13E-3, given the disclaimer language in the presentations stating, among other things, that "[t]hese materials and the information contained herein are confidential and may not be disclosed publicly or made available to third parties without the prior written consent of Lazard."

13.   Please confirm in your response letter whether the bullet points on pages 39 and 40 includes details as to all of the presentations presented to the Special Committee by Lazard with the correct respective dates. For example, the last four bullet points on page 39 reflects four dates in June 2024 when materials were presented to the Special Committee: June 4, 2024, June 10, 2024, June 18, 2024, and June 19, 2024. However, we note that total of five presentations dated "June 2024" have been attached as Exhibits (c)(12)-(16). Similarly, while one date of August 1, 2024, is provided in the second bullet point on page 40, we note that two presentations dated "August 2024" have been attached as Exhibits (c)(18)-(19).

14.   For each of the presentations listed, please include any per share valuations yielded by Lazard's analyses.

Certain Company Financial Forecasts, page 40

15.   Revise to describe the "other relevant factors relating to the Company's strategic plan" that form the basis of the assumptions underlying the forecasts. In addition, summarize the assumptions and limitations which form the basis for the forecasts. See, for example, the list of factors that appear on page 10 of the Lazard presentation materials included as Exhibit (c)(vii) to the Schedule 13E-3.

Position of the Apax Entities and Designated Executives in Connection with the Merger, page 44

16.   We note your disclosure on page 44 and elsewhere, including pages 48-49, that the Apax Entities and Designated Executives "may be deemed to be affiliates of the Company." Given the filing persons' determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.

Position of the Company in Connection with the Merger, page 44

17.   We note the following disclosure: "The Company did not receive any firm offers relating to a potential transaction other than the proposed Merger." On page 31, however, you state that "The Special Committee and the Company Board *are not aware* of any firm offer by any other person apart from affiliates of Apax during the prior two years for a

merger or consolidation of the Company with another company, . . ." (emphasis added). Please revise.

Purposes and Reasons for the Apax Entities in Connection with the Merger, page 49

18.   Refer to the following sentence in the second paragraph: "The Apax Entities believe that, as a private company, the Company will be able to improve its ability to execute initiatives that it cannot execute as a public company, which, over time, will create additional enterprise value for the Company." Please revise to describe such "initiatives that [the Company] cannot execute as a public company."

19.   Refer to the last sentence under this section. Please revise to specify the Apax Entities' reasons for undertaking the transaction at this time, as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.

Other Arrangements, page 56

20.   We note the following disclosure: "As of the date of this Information Statement, preliminary discussions with respect to certain such new agreements, arrangements or understandings have occurred." Note that entering into agreements with existing affiliates, such as Company directors, regarding future compensation may render such affiliates parties engaged in this going private transaction. Please confirm your understanding in your response letter.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions